Filed Pursuant to Rule 433

Registration No. 333-268013

Final Pricing Term Sheet dated May 12, 2025

5.737% Fixed-to-Floating Rate Senior Notes due 2029

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable) (Moody’s / S&P / Fitch)

Title of Securities:	5.737% Fixed-to-Floating Rate Senior Notes due 2029 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	May 12, 2025

Settlement Date**:	May 15, 2025 (T+3)

Final Maturity Date:	May 15, 2029

Aggregate Principal Amount:	$750,000,000

Gross Proceeds:	$750,000,000

Underwriting Discount:	0.400%

Net Proceeds to Ally before Estimated Expenses:	$747,000,000

Fixed Rate Period:	From, and including, May 15, 2025, to, but excluding, May 15, 2028.

Floating Rate Period:	From, and including, May 15, 2028, to, but excluding, the maturity date.

Coupon:

Fixed Rate Period: 5.737% per annum.

Floating Rate Period: Compounded SOFR, determined as set forth under “Description of Notes—Principal Amount; Maturity and Interest—Floating Rate Period” in the preliminary prospectus supplement, plus 196 basis points.

Issue Price:	100.000%

Benchmark Treasury:	3.750% due May 15, 2028

Benchmark Treasury Yield:	3.987%

Spread to Benchmark Treasury:	T+175 bps

Yield to Maturity:	5.737%

Interest Payment Dates:

Fixed Rate Period: Semi-annually, in arrears, on May 15 and November 15 of each year, beginning on November 15, 2025, and ending on May 15, 2028.

Floating Rate Period: Quarterly, in arrears, on August 15, 2028, November 15, 2028, February 15, 2029, and at the maturity date.

Optional Redemption:

The Notes will be redeemable at Ally’s option, in whole or in part, at any time and from time to time, on or after November 11, 2025 (180 days from May 15, 2025) (or, if additional Notes are issued thereafter, beginning 180 days after the issue date of such additional Notes), and prior to May 15, 2028 (the date that is one year prior to the maturity date), at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date (assuming that the Notes to be redeemed matured on May 15, 2028 (the date that is one year prior to the maturity date)) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 30 basis points less (b) interest accrued on the Notes to be redeemed to the date of redemption; and

•  100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, Ally may, at its option, redeem the Notes (i) in whole but not in part on May 15, 2028 (the date that is one year prior to the maturity date) or (ii) in whole or in part, at any time and from time to time, on or after April 15, 2029 (the date that is 30 days prior to the maturity date), in each case at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N BZ2 ISIN: US02005NBZ24

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:

Lloyds Securities Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Blaylock Van, LLC

CastleOak Securities, L.P.

CAVU Securities LLC

Drexel Hamilton, LLC

Independence Point Securities LLC

Denominations:	$2,000 x $1,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this term sheet. Trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+1 basis, investors who wish to trade the Notes prior to one business day before the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.